UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING
RECEIVED
MAR 04 2015
WASH

SEC FILE NUMBER
8 - 41437

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lowell & Company Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4021 84th St Suite 100
(No. and Street)

Lubbock (City) Texas (State) 79423 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William H Lowell 806-747-2644
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

McBee & Co., PC
(Name - if individual, state last, first, middle name)

718 Paulus Avenue (Address) Dallas (City) Texas (State) 75214 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

15049847

FOR OFFICIAL USE ONL

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 3/16

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, **William H Lowell**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Lowell & Company Inc., as of DECEMBER 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

TERESA L. McNEELY
Notary Public, State of Texas
My Commission Expires 04-16-2017

Signature

President
Title

Subscribed and sworn to before me this 27 day of February 2015

Notary Public

This report* contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [X] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- [ ] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [X] (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- [ ] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An oath or affirmation.
- [X] (m) A copy of the Securities Investor Protection Corporation (SIPC) supplemental report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous
- [ ] (o) Independent Auditors' Report on Internal Control.
- [ ] (p) Schedule of Segregation Requirements and Funds in Segregation - customer's regulated commodity futures account pursuant to Rule 171-5

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Lowell & Company Inc.

Financial Statements

As of

December 31, 2014

And

For the years then ended

And

Independent Auditor's Report

And

Supplementary Information

And

Additional Reports and Related Information

LOWELL & COMPANY, INC.

TABLE OF CONTENTS
DECEMBER 31, 2014

	Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
FINANCIAL STATEMENTS	
Statement of Financial Condition	3
Statement of Income	4
Statement of Changes in Stockholder's Equity	5
Statement of Cash Flows	6
Notes to Financial Statements	7
SUPPLEMENTARY INFORMATION	
Schedule I - Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission	12
ADDITIONAL REPORTS AND RELATED INFORMATION	
Report of Independent Registered Public Accounting Firm on the Exemption from SEC Rule 15c3-3 Report	13
Exemption Report	14
Independent Accountant's Report on Applying Agreed-upon Procedures Related to an Entity's SIPC Assessment Reconciliation	15
Schedule of Assessment and Payments (General Assessment Reconciliation)[Form SIPC-7]	17

McBee & Co.

A Professional Corporation
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Lowell & Company, Inc.
Lubbock, Texas

We have audited the accompanying statement of financial condition of Lowell & Company, Inc. as of December 31, 2014, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Lowell & Company, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Lowell & Company, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

718 Paulus Avenue • Dallas, Texas 75214 • 214.823.3500 • Fax 214.823.0707

The supplemental schedule, Schedule I, has been subjected to audit procedures performed in conjunction with the audit of Lowell & Company, Inc.'s financial statements. Schedule I is the responsibility of Lowell & Company, Inc.'s management. Our audit procedures included determining whether Schedule I reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Schedule I. In forming our opinion on Schedule I, we evaluated whether Schedule I, including its form and content, is presented in conformity with Rule 17 C.F.R. § 240.17a-5 of the Securities Exchange Act of 1934. In our opinion, Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

McBee & Co.

McBee & Co, PC
February 27, 2015

LOWELL & COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2014

ASSETS		
Cash and Cash Equivalents	$	19,100
Cash Deposit with Clearing Broker		10,000
Accounts Receivable - Trade		121,752
Employee Receivables		154,032
Property, net of Accumulated Depreciation (Note 5)		620
TOTAL ASSETS	$	305,504
LIABILITIES AND STOCKHOLDER'S EQUITY		
Accounts Payable - Trade	$	75
Accrued Commissions		74,214
Other Payables and Accrued Expenses		1,980
Total Liabilities		76,269
COMMITMENTS AND CONTINGENCIES (Note 7)		
STOCKHOLDER'S EQUITY		
Common Stock, $1 Par Value, 1,000,000 Shares Authorized, 1,000 Shares Issued and Outstanding		1,000
Additional Paid-in-Capital		171,573
Retained Earnings		56,662
Total Stockholder's Equity		229,235
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	305,504

LOWELL & COMPANY, INC.

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2014

REVENUE	
Commission Fees	$ 105,408
Investment Advisory Fees	568,374
Interest Income	2,180
Other	1,012,407
Total Revenue	1,688,369
EXPENSES	
Brokerage and Clearance	32,951
Commissions, Salaries and Payroll	822,264
Communications and Data Processing	9,665
Management Fees (Note 8)	645,760
General and Administrative	102,810
Total Expenses	1,613,450
INCOME BEFORE PROVISION FOR TAX	74,919
State Tax Provision	3,720
NET INCOME	$ 71,199

See Notes to Financial Statements

LOWELL & COMPANY, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2014

	Common Stock	Additional Paid-in-Capital	Retained Earnings (Deficit)	Total
Balance, January 1, 2014	$ 1,000	$ 171,573	$ (14,537)	$ 158,036
Net Income			71,199	71,199
Balance, December 31, 2014	$ 1,000	$ 171,573	$ 56,662	$ 229,235

LOWELL & COMPANY, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ 71,199
Adjustments to Reconcile Net Income to Net Cash Provided by (Used by) Operating Activities:	
Depreciation	6,090
Changes in operating assets and liabilities: decrease (increase)	
Accounts receivable	(40,727)
Employee receivables	(36,004)
Accounts payable and accrued expenses	(22,954)
Commissions payable	34,308
Total Adjustments	(59,287)
Net Cash Provided (Used) by Operating Activities	11,912
NET INCREASE IN CASH AND CASH EQUIVALENTS	11,912
Beginning of Year	7,188
End of Year	$ 19,100
SUPPLEMENTAL CASH FLOW DISCLOSURES	
State Income Taxes paid	$ 3,720

See Notes to Financial Statements

LOWELL & COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION AND NATURE OF BUSINESS

Lowell & Company, Inc. (the "Company') was organized as a Texas Corporation on April 18, 1989. The Company is a non-public broker-dealer registered with the Securities and Exchange Commission (SEC) and various states and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). As an introducing broker-dealer, the Company does not hold customer funds or securities, and clears all customer transactions on a fully disclosed basis through a clearing broker.

The Company also operates as Lowell Asset Management and provides asset management services to institutional and individual clients.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment advisory, and institutional private placement of securities throughout the United States.

Use of Estimates

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur and are paid to employees on a settlement date basis.

Investment Advisory Income

Investment advisory fees for managing clients' accounts and private placement fees are received as compensation monthly or quarterly in arrears, are computed based upon the market value of the assets under management for each account, and are recognized when earned.

Variable Annuity Commissions

Variable annuity commissions are recorded upon execution of a contract by a customer and upon subsequent renewals.

Fair Value of Financial Instruments

Cash, accounts receivable, prepaid expenses and accounts payable are short-term in nature and accordingly are reported in the statement of financial condition at fair value or carrying amounts that approximate fair value.

Receivables and Credit Policy

Accounts receivable are stated at the amounts management expects to collect. The carrying amounts of accounts receivable are reduced by a valuation allowance, if needed, that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all receivable balances and, based on an assessment of current creditworthiness, estimates the portion of, if any, of the balance that will not be collected. Management provides for probable uncollectable amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to the respective receivable account. In Management's opinion, any potential allowance for uncollectable accounts would not be material to the Financial Statements as of the end of December 31, 2014.

Deposit with Clearing Broker

The Company and the clearing broker attempt to control the risks associated with customer activities by limiting customer accounts to only cash type accounts and monitoring for prompt customer payments in accordance with various regulatory guidelines. The Company maintains a $10,000 deposit account with the clearing broker to secure its obligation to fund any losses incurred by the clearing broker on customer transactions.

Property

Property is recorded at cost less depreciation and amortization. Depreciation and amortization are primarily accounted for on the straight line method based on estimated useful lives. The amortization of leasehold improvements is based on the shorter of the lease term or the life of the improvement. Betterments and large renewals which extend the life of the asset are capitalized whereas maintenance and repairs and small renewals are expensed as incurred.

Advertising Costs

The Company expenses advertising production costs as they are incurred and advertising communication costs the first time the advertising takes place.

Income Tax

The Company has elected to be taxed as an S-Corporation and is therefore treated as a flow-through entity for income tax purposes, similar to a partnership. As a result, the net taxable income of the Company and any related tax credits, for federal income tax purposes, are deemed to pass to the individual member and are included in the member's personal tax return even though such net taxable income or tax credits may not actually have been distributed. Accordingly, no tax provision has been made in the financial

statements since the income tax is a personal obligation of the individual member. The Company is subject to state income tax.

The Company recognizes and measures any unrecognized tax benefits in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, "Income Taxes". Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. As of December 31, 2013 and 2012, the Company believes there are no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

As of December 31 2014, the years ending December 31, 2011, 2012, 2013 and 2014 remain subject to examination by major tax jurisdictions.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2014, the Company had net capital of $74,383, which was $69,296, in excess of its required net capital of $5,000. The Company's net capital ratio was 1.2 for December 31, 2014.

4. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

During the years ended December 31, 2014, there were no subordinated liabilities to the claims of general creditors. Accordingly, a statement of changes in liabilities subordinated to claims of general creditors has not been included in these financial statements.

5. PROPERTY

As of December 31, 2014, property is comprised of the following:

Computers and Equipment	**$ 43,187**
Furniture and Fixtures	**18,604**
Leasehold Improvements	**6,325**
Total	**68,116**
Less:	
Accumulated Depreciation	**67,496**
Net Property	**$ 620**

6. CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do no fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. The Company's financial instruments that are subject to concentrations of credit risk primarily consist of cash and accounts receivable. The Company places its cash with two high credit quality institutions. At times, such cash may be in excess of the FDIC insurance limits. The Company believes that is not exposed to any significant risk related to cash. Collateral is not required for credit extended to the Company's customers. Major customers are defined as those comprising more than 10% of the company's annual revenue or outstanding accounts receivable balance at the end of the year. At December 31, 2014, the Company had no major customers.

As discussed in Note 1, certain of the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

7. COMMTIMENTS AND CONTINGENCIES

Operating Leases

The Parent Company leases office space in Lubbock, Texas and vehicles under non-cancelable lease agreements. The terms of the lease generally require the Parent Company to provide liability insurance and cover certain general operating expenses with a provision for escalations. At December 31, 2014, future minimum lease payments under the lease were As follows:

Year Ending December 31,	Office	Vehicles
2015	90,219	18,366
2016	100,864	18,366
2017	108,558	18,366
2018	110,557	0
2019	64,924	0
Total	475,122	55,098

Rent expense for Parent Company approximated $74,523 for the years ended December 31, 2014.

Litigation

In the ordinary course of conducting its business, the Company may be subjected to loss contingencies arising from lawsuits. Management believes that the outcome of such matters, if any, will not have a material impact on the Company's financial condition or results of future operations.

8. RELATED PARTY TRANSACTIONS

The Company and its Parent are under common control and the existence of that control creates a financial position and operating results significantly different than if the companies were autonomous.

Under a Management Agreement (the "Agreement") effective January 01, 2014, the Parent provides the Company with consulting & general administrative services. Standard minimum monthly fees for such services are $100,000 but the Agreement allows the Parent to waive any such portion of the monthly fees in order for the Company to remain in compliance with the minimum net capital requirements (See Note 3). The Agreement states that all monthly fees waived are not to be payable, and may not be added to future assessments. The total management fees incurred and paid under this agreement during 2014 totaled $645,760. The Agreement was not consummated on terms equivalent to arms-length transactions.

9. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3

The Company operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, in which all customer transactions are cleared on a fully disclosed basis through a clearing broker/dealer. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and the disclosure of Information Relating to Possession or Control Requirements are not required.

During the years ended December 31, 2014, in the opinion of management, the Company has maintained compliance with the conditions for the exemption specified in paragraph (k)(2)(ii) of Rule 15c3-3.

10. SUBSEQUENT EVENTS

Upon evaluation, the Company notes that there were no material subsequent events between the date of the financial statements and the date that the financial statements were issued or available to be issued.

LOWELL & COMPANY, INC.

SCHEDULE I
COMPUTATIONS OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2014

NET CAPITAL	
Total Balance Sheet Equity	$ 229,235
Subordinated Debt	$ -
(Non-conforming capital)	$ -
Total Equity:	$ 229,235
(non-Allowable Assets)	$ 154,852
(Other Deductions)A/R over 30 days	$ -
(Haircuts on Securities)	$ -
Total Deductions:	$ 154,852
Regulatory Net Capital:	$ 74,383
Aggregate Indebtedness (AI)	$ 76,269
AI x .0667	0.0667
AI Net Capital Requirement:	$ 5,087
Statutory Net Capital Requirement:	$ 5,000
Current Net Capital Requirement:	$ 5,087
Regulatory Net Capital:	$ 74,383
Excess or (Deficient) Net Capital)	$ 69,296
Early Warning Test:	
Current Net Capital Required	$ 5,000
x 120%	1.2
Threshold Amount	$ 6,105

See Notes to Financial Statements

McBee & Co.

A Professional Corporation
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Lowell & Company, Inc.
Lubbock, Texas

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Lowell & Company, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Lowell & Company, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) Lowell & Company, Inc. stated that Lowell & Company, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Lowell & Company, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Lowell & Company, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

McBee & Co., PC
February 27, 2015

718 Paulus Avenue • Dallas, Texas 75214 • 214.823.3500 • Fax 214.823.0707

LOWELL & COMPANY, INC.

Lowell & Company Inc.'s Exemption Report

Lowell & Company, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. Lowell & Company, Inc. claimed an exemption 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii) for the fiscal year ended December 31, 2014.
2. Lowell & Company, Inc. met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(ii) throughout the most recent fiscal year of January 1, 2014 to December 31, 2014, without exception.

Lowell & Company, Inc.

I, William H. Lowell, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

[signature]

Signature

PRESIDENT

Title

February 27, 2015

♦ 4021 84th St Suite 100 ♦ Lubbock, Texas 79423 ♦ (800) 658-2148 ♦ (806)747-2644
Member FINRA and SIPC
www.lowellwealthmanagement.com

McBee & Co.

A Professional Corporation
Certified Public Accountants

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors of
Lowell & Company, Inc.
Lubbock, Texas

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Lowell & Company, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. (FINRA), and SIPC, solely to assist you and the other specified parties in evaluating the Lowell & Company, Inc.'s compliance with the applicable instructions of the Form SIPC-7. Lowell & Company, Inc.'s management is responsible for Lowell & Company, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records, including the accounting system entry and independent bank statement, noting no differences;
2. Compared the amounts reported on the audited X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014 noting a minor difference related to non-material adjustments made to accounting entries in the first half of the year;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

718 Paulus Avenue • Dallas, Texas 75214 • 214.823.3500 • Fax 214.823.0707

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustment noting no differences; and

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

McBee & Co., PC
February 27, 2015

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

21*21*********3045*********************MIXED AADC 220
041437 FINRA DEC
LOWELL & CO INC
4021 84TH ST STE 100
LUBBOCK TX 79423-1953

Corrected per CPA Audit of Books 2/27/15

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Should be

2. A. General Assessment (item 2e from page 2) — 3338 $ ~~3407~~
   B. Less payment made with SIPC-6 filed (exclude interest) (-1443)
   7/24/14
   Date Paid
   C. Less prior overpayment applied ( )
   D. Assessment balance due or (overpayment) — 1895 ~~1964~~
   E. Interest computed on late payment (see instruction E) for ______days at 20% per annum
   F. Total assessment balance and interest due (or overpayment carried forward) — overpay $ 69
   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ 1964
   H. Overpayment carried forward $(69)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

amended 2/27/15

Dated the 17 day of February, 2015

Lowell & Co Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

PRESIDENT
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2014**
and ending **12/31/2014**

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ ~~1,715,868~~ 1,688,369
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	328,458
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 24,640	
Enter the greater of line (i) or (ii)	24,640
Total deductions	353,098
2d. SIPC Net Operating Revenues	1,335,271 $ ~~1,362,770~~
2e. General Assessment @ .0025	$ ~~3404~~ 3338
	(to page 1, line 2.A.)

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